CONTACT:  Hal Smith
								1-800-743-6632

								FOR IMMEDIATE RELEASE


CISTRON STOCKHOLDERS TO MEET NOV. 2 RE CELLTECH MERGER	;
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         	ORIGINAL MERGER AGREEMENT AMENDED
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    	PARSIPPANY, N.J. - September 1, 2000 Cistron Biotechnology,
Inc. (OTC:CIST) has called a special stockholders meeting for November 2 to vote on a merger with Celltech Group plc (NYSE:CLL; LSE:CCH). The meeting will be held at the Marriott Glenpoint in Teaneck, N.J. beginning at 10:00 A.M. Stockholders of record as of September 12 will be entitled to vote.

    	Under the merger agreement, Celltech will purchase Cistron for approximately $18.17 million. This includes $8.75 million for Cistron's anti-interleukin-1 beta (IL-1 beta) antibody intellectual property and about $9.42 million for Cistron's cash reserves. The purchase will be made with Celltech American Depository shares. Each share has a value of $40.89, based on the five-day trailing average through March 20, 2000.

    	Cistron also announced today that the merger agreement has been amended to eliminate the provision for payment of up to $3.5 million in cash and up to $3.5 million in Celltech stock to Cistron stockholders in the event that Aventis Pasteur, subsidiary of Aventis S.A. (NYSE:AVE), exercised the options previously granted by Cistron to acquire exclusive licenses to use the IL-1 beta technology in the fields of therapeutic and preventative vaccines.

    	The merger agreement was amended following termination of a collaboration and option agreement on August 24 between Cistron and Aventis Pasteur, including Aventis Pasteur's right to exercise options to acquire licenses to the IL-1 beta technology.

    	The merger is subject to various conditions, including approval by appropriate governmental agencies and Cistron's stockholders.

    	Celltech Group, based in Slough, Berkshire in the UK, is a major European-based biopharmaceutical company with substantial operations in the U.S. The group undertakes drug discovery, development and international marketing. Celltech is listed on both the New York and London Stock Exchanges.

    	Cistron, headquartered in Parsippany, N.J., was founded in 1984. It is a biotechnology company that uses recombinant DNA and immunological techniques to explore certain cytokines and antibodies that may have therapeutic or diagnostic applications.

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    	Cistron Biotechnology, Inc. stockholders and security
holders are urged to read the proxy statement/prospectus regarding the merger transaction when it becomes available. The proxy statement/prospectus will contain important information that stockholders and security holders should consider before making any decision regarding the merger. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Celltech Group plc and Cistron Biotechnology, Inc. Stockholders and security holders may obtain a free copy of the proxy statement/prospectus when it is available from Cistron Biotechnology, Inc. by directing a request to Cistron Biotechnology, Inc., P.O. Box 2004, Pine Brook, New Jersey 07058: telephone: (973)575-1700, e-mail:
info@cistronbio.com.